2                             UNITED STATES PRIVATE
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549


                                SCHEDULE 13G
                               (Rule 13d-102)

      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
            13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                          PURSUANT TO RULE 13d-2(b)
                            (Amendment No.      )*
                                          ------

                                Zanett, Inc.
                                ------------
                              (Name of Issuer)

                  Common Stock, par value $0.001 per share
                  ----------------------------------------
                       (Title of Class of Securities)

                                  98906R109
                                  ---------
                               (Cusip Number)

                                May 31, 2002
                                ------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [ ]     Rule 13d-1(b)

     [x]     Rule 13d-1(c)

     [ ]     Rule 13d-1(d)


---------------------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     13G             Page   2   of   10
Pages



1    NAME OF REPORTING PERSON

     William Scott Seagrave and Mary Rosalie Seagrave, as Trustees pursuant to a Trust Agreement dated March 15, 2002
-----------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     Not Applicable
    (a)  [ ]    (b)  [ ]
-----------------------------------------------------------------------------
3    SEC USE ONLY

-----------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
-----------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
          5     SOLE VOTING POWER

                0

          6     SHARED VOTING POWER

                1,918,874*
                ------
                * 1,508,838 shares of common stock and 410,036 non qualified options to purchase common stock, all such options were vested and exercisable immediately on their grant date.

          7     SOLE DISPOSITIVE POWER

          8     SHARED DISPOSITIVE POWER

                1,918,874

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,918,874

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
     [ ]

     Not Applicable

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     6.9

12   TYPE OF REPORTING PERSON*

     OO

                                    13G            Page   3   of   10   Pages



1    NAME OF REPORTING PERSON

     William Scott Seagrave

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     Not Applicable                                                  (a) [ ]
                                                                     (b) [ ]

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
          5     SOLE VOTING POWER

                0

          6     SHARED VOTING POWER

                1,918,874 *
                ------
                * 1,508,838 shares of common stock and 410,036 non qualified options to purchase common stock, all such options were vested and exercisable immediately on their grant date.

          7     SOLE DISPOSITIVE POWER

                0

          8     SHARED DISPOSITIVE POWER

                1,918,874

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,918,874

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
     [ ]

     Not Applicable

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     6.9

12   TYPE OF REPORTING PERSON*
     IN

                                     13G           Page   4   of   10   Pages


1    NAME OF REPORTING PERSON

     Mary Rosalie Seagrave

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     Not Applicable                                                  (a) [ ]
                                                                     (b) [ ]

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

          5     SOLE VOTING POWER

                0

          6     SHARED VOTING POWER

                1,918,874 *
                ------
                * 1,508,838 shares of common stock and 410,036 non qualified options to purchase common stock, all such options were vested and exercisable immediately on their grant date.

          7     SOLE DISPOSITIVE POWER

                0

          8     SHARED DISPOSITIVE POWER

                1,918,874

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,918,874

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
     [ ]

     Not Applicable

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     1,918,874

12   TYPE OF REPORTING PERSON*
     IN

                  SCHEDULE 13-G - TO BE INCLUDED IN STATEMENTS
                        FILED PURSUANT TO RULE 13d-1(c)

Item 1.

     (a).   Name of Issuer:

                 Zanett, Inc.

     (b).   Address of Issuer's Principal Executive Offices:

                 135 E. 57th Street, 15th floor
                 New York, NY 10022

Item 2.

     (a).   Name of Person Filing:

            William Scott Seagrave and Mary Rosalie Seagrave, as Trustees pursuant to a Trust Agreement Dated March 15, 2002

            William Scott Seagrave
            Mary Rosalie Seagrave

     (b).   Address of Principal Business Office or, if None, Residence:

                 5412 CourseView Drive, Suite 122
                 Mason, OH 45040

     (c).   Citizenship:

                 USA

     (d).   Title of Class of Securities:

                 Common stock, par value $0.001 per share

     (e).   CUSIP Number:

                 Not Applicable

Item 3.
      If this statement is filed pursuant to Rule 13d-1(b)(2), or 13d-2(c), check whether the person filing is a:

      Not applicable.


Item 4.
      Ownership.

            William Scott Seagrave and Mary Rosalie Seagrave, as Trustees pursuant to a Trust Agreement dated March 15, 2002

            (a)  Amount Beneficially Owned:

                 1,918,874

            (b)  Percent of Class:

                 6.9%

                 (i) Sole power to vote or to direct the vote:  0

                (ii) Shared power to vote or to direct the vote: 1,918,874

               (iii) Sole power to dispose or to direct the disposition of: 0

                (iv) Shared power to dispose or to direct the disposition of:
                     1,918,874


            William Scott Seagrave

            (a)  Amount Beneficially Owned:

                 1,918,874*

            (b)  Percent of Class:

                 6.9%

                 (i) Sole power to vote or to direct the vote:  0

                (ii) Shared power to vote or to direct the vote:   1,918,874

               (iii) Sole power to dispose or to direct the disposition of: 0

                (iv) Shared power to dispose or to direct the disposition of:
                     1,918,874

            Mary Rosalie Seagrave

            (a)  Amount Beneficially Owned:

                 1,918,874*

            (b)  Percent of Class:

                 6.9%

                 (i) Sole power to vote or to direct the vote:  0

                (ii) Shared power to vote or to direct the vote:  1,918,874

               (iii) Sole power to dispose or to direct the disposition of: 0

                (iv) Shared power to dispose or to direct the disposition of:
                     1,918,874

* All shares beneficially owned in the individual's capacity as trustee pursuant to a Trust Agreement, dated March 15, 2002.

Item 5.   Ownership of Five Percent or Less of a Class.

          Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

          Not applicable.

Item 8.   Identification and Classification of Members of a Group.

          Not applicable.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certification.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  April 11, 2003                   /s/ William Scott Seagrave
                                        --------------------------
                                        William Scott Seagrave



                                        /s/ Mary Rosalie Seagrave
                                        -------------------------
                                        Mary Rosalie Seagrave

                                    EXHIBIT A

                              JOINT FILING AGREEMENT


     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Zanett, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned hereby execute this Agreement as of the 11th day of April, 2003.



                                        /s/William Scott Seagrave
                                        -------------------------
                                        William Scott Seagrave



                                        /s/Mary Rosalie Seagrave
                                        ------------------------
                                        Mary Rosalie Seagrave